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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-86234

SUPPLEMENT NO. 2, DATED AUGUST 5, 2003
TO THE PROSPECTUS DATED MAY 20, 2003
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement provides information that shall be deemed part of a new section in the prospectus entitled "Description of Properties."

DESCRIPTION OF PROPERTIES

        The following table provides information regarding the property we have acquired since the prospectus dated May 20, 2003. We purchased these properties from unaffiliated third parties. These properties will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. In evaluating these properties for acquisition, Dividend Capital Trust Inc. (the "Company") considered a variety of factors including location, demographics, price per square foot, the credit of tenants and the overall rental rates compared to market rates.

Property	Year Built	Date Acquired	Approximate Acquisition Costs, Including Expenses		Gross Leasable Area	Occupancy		Major Tenants(1)
Nashville, TN	2003	6/10/03	$24,400,000	(2)	756,000	100%		Bridgestone/Firestone North American Tire, LLC
Chickasaw Distribution Ctr., Buildings A and H, Memphis, TN	2000	7/22/03	$14,800,000	(3)	392,000	94.2	%(4)	UPS Freight Services, Inc. Sunrise Medical HHG, Inc. CosCos, Inc. (a U.S. subsidiary of Wella AG), Crown Bolt, Inc.

(1)
Major tenants include tenants that occupy 10% or more of the gross leasable area.

(2)
We obtained an $11,350,000 Senior Secured Loan from Bank of America, N.A., at a variable annual interest rate equal to adjusted LIBOR plus 2.25% or, at the election of Dividend Capital, 1.0% over the Prime rate. The loan provides for monthly amortization based on an 8%/25 year schedule commencing on the one year anniversary of the closing. The loan matures two years from closing at which time a balloon payment is scheduled.

(3)
We purchased this property with the proceeds of our offering. However, we expect to place financing on the property at a later date.

(4)
The seller has entered into a master lease agreement whereby the seller will lease the remaining space for a twelve month period.

Nashville, TN

        The Nashville facility is a one-story, single-tenant, newly constructed industrial building with 756, 000 square feet of leasable space. This building is a 650 foot deep cross-dock facility completed in March 2003 and features 30 foot clear height, extensive trailer storage and is expandable to one million square feet. Prior to the end of the seventh year of the initial lease, Bridgestone/Firestone North American Tire, LLC has the option to require Dividend Capital to build out the additional 250,000 square feet of expansion space. Upon completion of the build out, the tenant would be required to lease the entire facility for at least five additional years from the expansion commencement date.

        The cost of the Nashville facility (including an acquisition fee of $705,000 payable to our advisor, Dividend Capital Advisors, LLC) was approximately $24,421,000. The total acquisition cost may increase by additional costs which have not yet been finally determined. We do not expect any additional costs to be material. We have obtained what we believe is adequate insurance on the property.

        Concurrently with the acquisition of the facility, Bridgestone/Firestone North American Tire, LLC entered into a net lease with us for 100% of the facility's gross leasable square feet. The tenant pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. The landlord is responsible for capital repairs including the roof, truck court and slab. The initial term of the lease is 10 years and may be extended at the option of the tenant for up to two additional five year terms.

        The initial aggregate annual rent under the current lease is $1,924,296 payable monthly in equal installments of $160,358. The lease provides for periodic rent increases as follows:

	Annual Rent	Per Square Foot
Years 1-5	$1,924,296	$2.55
Years 6-10	2,156,796	2.85

        Bridgestone/Firestone North American Tire, LLC is a wholly owned subsidiary of Bridgestone Americas Holding, Inc. the North American holding company and a wholly owned subsidiary of the Japanese parent, Bridgestone Corporation.

        For federal income tax purposes, the depreciable basis in the Nashville building will be approximately $18,568,000. The calculation of depreciation expense for building and improvements for tax purposes is performed on a straight-line basis using estimated useful lives of 39 years.

Chickasaw Distribution Center—Memphis, TN

        The Chickasaw buildings are part of a master planned industrial park called Chickasaw Distribution Center. The 256 acre industrial park is located in the center of the Memphis Airport/Southeast industrial market and contains over 3.5 million square feet of industrial space. The newly constructed, single-story, buildings are tilt-up panel construction with minimum clear heights of 24' and 30' respectively.

        The cost of the facilities was approximately $14,800,000 (including an acquisition fee of $428,000 payable to our advisor, Dividend Capital Advisors, LLC). The acquisition was funded entirely with proceeds from our offering. It is contemplated that financing will be placed on these facilities, however the terms of such financing have not yet been determined. The Company believes it has obtained adequate insurance on the facilities.

        These recently constructed facilities were 71% & 13% occupied in 2002 and 2001 respectively with effective annual rents per square foot of approximately $3.64 and $4.25 respectively. The following tables set forth information with respect to the amount of and expiration of leases at these facilities:

Tenant	Approximate Area Leased	Rent Per Annum	Expiration Date	Renewal Options
UPS Freight Services, Inc.	52,500	$223,100	April-06	n/a
PSS World Medical, Inc.	32,900	$207,200	December-07	n/a
IDI	22,800	$97,000	July-04	n/a
Sunrise Medical HHG, Inc.	91,000	$276,600	September-07	n/a
CosCos, Inc.	101,800	$305,300	October-07	n/a
Crown Bolt, Inc.	91,000	$258,400	February-08	n/a
Total	392,000	$1,367,600

Year	Number of Leases Expiring	Approximate Area of Leases Expiring	Annual Rents of Leases Expiring	Percentage of Total Project Rent Expiring
2003
2004	1	22,800	$97,000	7%
2005
2006	1	52,500	$223,100	16%
2007	3	225,700	$789,100	58%
2008	1	91,000	$258,400	19%

        For federal income tax purposes, the depreciable basis for the Chickasaw buildings will be approximately $11,253,000. The calculation of depreciation expense for building and improvements for tax purposes is performed on a straight-line basis using estimated useful lives of 39 years.

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SUPPLEMENT NO. 2, DATED AUGUST 5, 2003 TO THE PROSPECTUS DATED MAY 20, 2003 OF DIVIDEND CAPITAL TRUST INC.